April 9, 2007

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Ally, Inc. Registration Statement on Form SB-2 Amendment No. 2 filed March 16, 2007 File No. 333-138025

Dear Ms. Hayes:

We have reviewed your March 29, 2007 comment letter (the “Comment Letter”) regarding Amendment No. 2 to the Form SB-2 (the “SB-2”) of Digital Ally, Inc. (the “Company”) filed on March 16, 2007. On behalf of the Company, we submit this response letter along with Amendment No. 3 to the SB-2. The SB-2 has been revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below and is underlined, followed by our response.

FORM SB-2

General

1.	We note your reference to the filing of a confidential treatment request. Comments on your application for confidential treatment will be provided in a separate letter when they are available. Please note that we will not be a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues relating to your confidential treatment request.

In response to the Staff’s comment, we understand that we cannot request acceleration of the registration statement until the confidential treatment request has been resolved. We are submitting our responses to the questions below for your review while the review of the confidential treatment request is pending, pursuant to our phone conversation with you on April 3, 2007.

Cover Page

2.	We note your response to comment 1 and reissue the comment. Please state the fixed price at which the shares will be sold. In this regard, we note the first paragraph states the shares will be sold at prevailing market price or negotiated transactions. The third paragraph merely states a historical closing bid price.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 2, 8, 9, 12 and 35 of the SB-2. Since the Company’s original filing of the SB-2 in 2006, the trading market for its shares has developed to the extent that it is no longer accurate to describe it as “inactive”.

Digital Ally, Inc.

April 9, 2007

For example, during the first quarter of 2007, over 600,000 shares of the Company’s common stock were traded. Accordingly, the Prospectus now indicates that the Selling Shareholders will sell their shares at the prevailing market price or in negotiated transactions.

3.	How will potential investors know when you have determined that a more active trading market has developed? Do you intend to file a post-effective amendment reflecting a change in the offering from a fixed price per share to an at the market offering?

In response to the Staff’s comment, please see the Company’s response to Comment No. 2. Based on our phone conversation with you and the current trading market, we do not believe any post-effective amendment will be necessary as this offering will be an “at the market” offering. The Company has revised the disclosure on the cover page and pages 2, 8, 9, 12 and 35 of the SB-2 accordingly.

“We have a history of operating losses.” — page 3

4.	Please expand the discussion to indicate the amount of operating losses far each of the past two fiscal years.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the SB-2 accordingly.

“We are dependent on key personnel.” — page 4

5.	Please expand the discussion to indicate whether you have employment agreements with Messrs. Ross, McCoy and Haler and the material terms of any such agreements.

In response to the Staff’s comment, the Company does not have employment agreements with Messrs. Ross, McCoy and Haler and the Company has revised the disclosure on page 6 of the SB-2 accordingly.

Financial Statements

Notes to Financial Statements, page F-5

Note 1. Nature of Business and Significant Accounting Policies, page F-5

6.

Please clarify your accounting policy for the warrants issued in 2006 as part of units sold to accredited investors and revise your disclosures here, in the Critical Accounting Estimates section of the MD&A and in Note 8 as appropriate. Include a more detailed description of these warrants in the financial statements and in the MD&A. From the description included in Item 26 it does not appear that SFAS 150 would be the applicable authoritative literature for these warrants; instruments within the scope of SFAS 150 do not qualify for equity treatment. Please clarify. If

Digital Ally, Inc.

April 9, 2007

you determine that SFAS 150 is not applicable, please provide us an analysis of SFAS 133 and EITF 00-19 for these warrants. Please refer to the Division of Corporation Finance “Current Accounting and Disclosure Issues” Section II(B) - Classification and Measurement of Warrants and Embedded Conversion Features (Updated.) You can find this at the following website: http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf

In response to the Staff’s comment, the Company has revised the disclosure in Note 1 of the financial statements as to its accounting policy relating to the stock warrants issued in connection with its private placement offering in 2006, as well as the related disclosure in Note 8 and in the critical accounting estimates section of Management’s Discussion and Analysis. The Company does not believe SFAS 150 applies, as the warrant agreement does not contain any provision requiring that the Company must settle the warrant using any of its cash or other assets. The Company believes that the stock warrants meet the scope exemption of paragraph 11.a. of SFAS 133. The requirements for this exemption are that: (1) the instrument is indexed to the company’s own stock; and (2) the instrument is classified as stockholders’ equity. In order to qualify for stockholders’ equity classification, the instrument must meet the criteria in EITF Issue 00-19. In general, these criteria help assess whether any feature in the instrument would require the contract to be settled in cash (even in part) versus stock. Our analysis of the warrants under EITF Issue 00-19 provisions included the following:

•	The warrants do not have any cash settlement features.

•

The warrant agreement states that the warrants are not registered, nor are the shares underlying the warrant. The warrant agreement provides for tag-along registration rights in the Company’s Form SB-2 filing.

•	The Company has sufficient authorized and unissued shares to settle the warrants if exercised.

•

The warrant agreement contains a specific number of shares to be issued. There are anti-dilution features present in the warrant, but all of these features are considered to be within the control of the Company.

•	The warrant agreement does not require any cash payments in the event of an untimely filing with the SEC.

•

The warrant agreement does not have any required cash payments to the warrant holders if the shares initially delivered upon settlement are subsequently sold by warrant holders and the sales proceeds are insufficient to provide the warrant holders with a full return of their investment.

•	The only provision in the warrant agreement that requires a net-cash settlement is when the holders of the shares underlying the contract also would receive cash in exchange for their shares.

•	The warrant agreement does not have any provisions that would indicate the warrant holders have rights that rank higher than those of the common stockholders.

•	The warrant agreement does not require any collateral to be posted.

Digital Ally, Inc.

April 9, 2007

7.	Please tell us why the fair value of the stock options used in the pro forma information under SFAS 123 is less than the expense under APB 25. Provide us a calculation of both.

In response to the Staff’s comment, the fair value of the stock option expense under SFAS 123 is less than the recorded expense under APB 25 due to the use of variable accounting under APB 25. The price of the Company’s common stock increased during 2006, which increased the compensation expense as calculated under APB 25. The fair value stock option compensation expense is lower under SFAS 123 as the Company uses the minimum value method to determine the fair value. The minimum value method does not take into account any increases in the price of the Company’s common stock during 2006. There are no cash settlement provisions related to these stock option agreements, therefore liability accounting under SFAS 123 does not apply. Calculation of the stock option expense under SFAS 123 and APB 25 is as follows:

APB 25: At the date of grant, the measurement date is not known as the ultimate number of shares are not known. APB No. 25 prescribes using variable accounting to determine the value of the stock option expense:

	No. of Options	Price at Vest Date or 12/31/06	Price at Grant Date	Percentage Achievement	Compensation Expense
Performance units – A	350,000	$2.50	$1.00	100.00%	$525,000.00
Performance units – B	650,000	$1.77	$1.00	51.85%	$259,509.25
Performance units – C	250,000	$1.77	$1.00	50.00%	$96,250.00

					$880,759.25

A – Options vest when 100 units are sold. 100 units were sold at the end of the second quarter of 2006 and the price was $2.50.

B – Options vest when 2,000 units are sold. 1,037 units were sold during 2006.

C – Options vest when the Company achieves positive EBITDA for a calendar quarter. Estimate of 50% achievement.

All other options (1,250,000) under APB 25 have no compensation expense as the price of such options was equal to the fair value of the common stock at the date of grant.

SFAS 123: Stock compensation expense is calculated using the fair value based upon the minimum value method:

Current value of the underlying option =	$1.00
Present value of the exercise price of $1.00over a three-year period, at discount of 4.19% =	$0.81

$0.19
Number of options: 2,500,000	$463,850

Digital Ally, Inc.

April 9, 2007

Divide by the number of years:

	No. of Options	Vesting Period	Grant Date	Pro Forma Expense - 2006
Straight Options	200,000	One year	9/30/2005	$27,831
Straight Options	1,050,000	One year	9/30/2005	$146,113
Performance-based Options	1,250,000	Three years	9/30/2005	$77,308

				$251,252

Performance-based options are assumed to vest over three years.

Note 8. Stock Based Compensation, pages F-I5 — F-21

8.	Please disclose how you allocated the proceeds between the common stock and the common stock purchase warrants issued as part of the units placed and disclose the amount allocated to the warrants. Quantify and discuss the significant assumptions underlying your allocation. Please elaborate on the conditions under which the warrants issued as part of the units placed may be redeemed, at whose option, and the medium of payment.

In response to the Staff’s comment, the Company has revised the disclosure Note 8 to the financial statements. As part of raising additional capital in 2006, the Company’s unit offering provided the investors the equivalent to one warrant for every four shares purchased. These warrants were vested at the time of purchase and may be exercised at any time, with a two-year expiration, at a price of $2.75 per warrant. There are no provisions in the warrant agreements that would require the Company to settle or partially settle the warrants for cash. Only the holders of the warrants may exercise or redeem the warrant for shares of common stock at a price of $2.75. These warrants are accounted for as equity as they are scoped out of both SFAS 150 and FAS 133. The common stock and related warrants in the 2006 offering both have equity accounting treatment. The offering price was greater than par value and the additional amount is included in additional paid in capital. The Company has also revised the title of Note 8 from “Stock Based Compensation” to “Stock Based Compensation and Stock Warrants.”

9.	Please refer to your response to comment 17. Please quantify and describe the terms pf the performance based awards that were outstanding at the date of the initial application of SFAS 123 that qualify for the accounting treatment prescribed in APB Opinion 25. Direct us to the specific paragraphs of the applicable guidance that was used as a basis for your accounting in addition to referring to paragraph 83 of SFAS 123(r.) Disclose the compensation amount recorded on these awards in all periods presented.

In response to the Staff’s comment, the performance-based options granted in 2005 are as follows: (i) 350,000 options vest when 100 units are sold, (ii) 650,000 options vest when 2,000 units are sold, and (iii) 250,000 options vest when the Company achieves positive net income

Digital Ally, Inc.

April 9, 2007

before interest, taxes, depreciation and amortization (EBITDA). The Company has added the amount of compensation expense related to the options that vest under performance criteria plans to Note 8 in the financial statements. The Company utilized the guidance in APB No. 25 paragraphs 12 and 13 and FIN 28 to account for these performanced-based plans.

Sincerely,

/s/ Christian J. Hoffmann, III

cc:	Stan Ross
Jeff Bakalar